UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CARDINAL MINERALS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

141510 10 7

(CUSIP Number)

Kenneth F. Swaisland

2949 Palmerston Avenue

West Vancouver, BC Canada

Telephone: 604.925.3534

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1((b)(3) or (4) check the following box [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141510 10 7	Page 2 of 7 Pages

1    NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth F. Swaisland

Avion Holdings Inc.

Samarac Corporation Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [ ]

        (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions):     AF, OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Swaisland is a Canadian citizen

Avion Holdings Inc. was incorporated under the Business Corporations Act (Yukon)

Samarac Corporation Ltd. was incorporated under the Business Corporations Act (Ontario)

			Kenneth Swaisland	Avion Holdings Inc.	Samarac Corporation Ltd
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	2,980,000(1)	1,000,000(1)	659,920(1)

	(8)	SHARED VOTING POWER	0	0	0

	(9)	SOLE DISPOSITIVE POWER	2,980,000	1,000,000	659,920

	(10)	SHARED DISPOSITIVE POWER	0	0	0

(1) The share number shown is post 3:1 reverse split.

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Kenneth Swaisland	2,980,000
Avion Holdings Inc.	1,000,000
Samarac Corporation Ltd.	659,920
Total shares beneficially owner	4,639,920

CUSIP No. 141510 10 7	Page 3 of 7 Pages

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22%

14     TYPE OF REPORTING PERSON (See Instructions)

(IN) INDIVIDUAL

(CO) CORPORATION

EXPLANATORY STATEMENT

This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Kenneth F. Swaisland ("Mr. Swaisland"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Cardinal Minerals, Inc. a Nevada corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

ITEM 1.     SECURITY AND ISSUER

This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 2950 E. Flamingo Rd., Suite B, Las Vegas, Nevada 89121.

ITEM 2.     IDENTITY AND BACKGROUND

(a) The Reporting Person is Kenneth F. Swaisland.

(b) Mr. Swaisland's address is 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada..

(c) Kenneth Swaisland is a self-employed business consultant residing at 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada. Mr. Swaisland is a Canadian citizen.

(d) Mr. Swaisland has not been convicted in a criminal proceeding during the last five years.

(e) Mr. Swaisland, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Avion Holdings Inc., of 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada, is a company incorporated pursuant to the Business Corporations Act (Yukon). Avion Holdings is an investment and management company which is wholly-owned and controlled by Kenneth Swaisland. Kenneth Swaisland is the sole director and officer of Avion Holdings.

Avion Holdings has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

CUSIP No. 141510 10 7	Page 4 of 7 Pages

(g) Samarac Corporation Ltd., of 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada, is a company incorporated pursuant to the Business Corporations Act (Ontario). Samarac Corporation is an investment and management company which is wholly-owned and controlled by Kenneth Swaisland. Kenneth Swaisland is the sole director and officer of Samarac Corporation.

Samarac Corporation has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Kenneth Swaisland entered into a share purchase agreement dated December 18, 2001 with A. Richard Bullock in connection with the purchase and sale of 8,000,000 (2,666,667 post 3:1 reverse split) shares of Cardinal Minerals Corporation owned by A. Richard Bullock. On January 13, 2003 Kenneth Swaisland fully paid for the 8,000,000 shares.

Avion Holdings Inc. entered into a share purchase agreement dated December 18, 2001 with A. Richard Bullock in connection with the purchase and sale of 3,000,000 (1,000,000 post 3:1 reverse split) shares of Cardinal Minerals Corporation owned by A. Richard Bullock. On January 13, 2003 the 3,000,000 shares were fully paid for.

On January 29, 2004 Kenneth Swaisland was issued by Cardinal Minerals 1,979,759 (659,920 post 3:1 reverse split) common shares through a conversion of debt to equity. The 1,979,759 shares were issued to his wholly-owned Ontario company Samarac Corporation Ltd.

The purchase of 8,000,000 (2,666,667 post 3:1 reverse split) common shares of Cardinal Minerals acquired by Kenneth Swaisland, together with the 3,000,000 (1,000,000 post 3:1 reverse split) common shares of Cardinal Minerals acquired by Avion Holdings and held indirectly by Mr. Swaisland, the 1,000,000 (333,333 post 3:1 reverse split) common shares of Cardinal Minerals previously acquired by Mr. Swaisland and the 1,979,759 (659,920 post 3:1 reverse split) shares issued by Cardinal Minerals for debt to equity conversion, forms a controlling interest representing 22% of the issued and outstanding common shares in the capital stock of Cardinal Minerals.

ITEM 4.     PURPOSE OF TRANSACTION

The purpose of the transaction described above was to acquire a controlling interest in Cardinal Minerals.

At the time, Mr. Swaisland has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c) a sale or transfer of a material amount of assets of the Issuer;

(d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

CUSIP No. 141510 10 7	Page 5 of 7 Pages

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Swaisland beneficially owns 4,639,920 shares of the Issuer's common stock. The 4,639,920 represents approximately 22% of The Issuer's common stock based on 21,316,968 shares of common stock outstanding on February 29, 2004.

(b) (i) Sole Power to Vote or Direct the Vote:

Kenneth Swaisland	2,980,000
Avion Holdings Inc.	1,000,000
Samarac Corporation Ltd.	659,920

(ii) Shared Power to Vote or Direct the Vote:

0 shares

(iii) Sole Power to Dispose or Direct the Disposition:

Kenneth Swaisland	2,980,000
Avion Holdings Inc.	1,000,000
Samarac Corporation Ltd.	659,920

(iv) Shared Power to Dispose or Direct the Disposition:

0 shares

(c) None

(d) Not Applicable

(e) Not Applicable

CUSIP No. 141510 10 7	Page 6 of 7 Pages

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Kenneth Swaisland entered into a share purchase agreement dated December 18, 2001 with A. Richard Bullock in connection with the purchase and sale of 8,000,000 (2,666,667 post 3:1 reverse split) shares of Cardinal Minerals Corporation owned by A. Richard Bullock. On January 13, 2003 Kenneth Swaisland fully paid for the 8,000,000 shares.

Avion Holdings Inc. entered into a share purchase agreement dated December 18, 2001 with A. Richard Bullock in connection with the purchase and sale of 3,000,000 (1,000,000 post 3:1 reverse split) shares of Cardinal Minerals Corporation owned by A. Richard Bullock. On January 13, 2003 the 3,000,000 shares were fully paid for.

On January 29, 2004 Kenneth Swaisland was issued by Cardinal Minerals 1,979,759 (659,920 post 3:1 reverse split) common shares through a conversion of debt to equity. The 1,979,759 shares were issued to his wholly-owned Ontario company Samarac Corporation Ltd.

ITEM 7.     EXHIBITS

N/A

CUSIP No. 141510 10 7	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in their statement is true, complete and correct.

Dated: March 9, 2004                                                     By: /s/ Kenneth F. Swaisland

                                                                                            Kenneth F. Swaisland